16003662

SEC Mail Processing Section

FEB 25 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTRUST BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 VERDAE BLVD, SUITE 504
(No. and Street)

GREENVILLE (City) SC (State) 29607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN R. GILLESPIE (864) 288-2849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER STREET, SUITE 4 (Address) MARIETTA (City) GA (State) 30006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALLEN GILLESPIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTRUST BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Allen A. Gillespie
Signature

Principal & CCO
Title

Penny T. Jones My Commission Expires 6/9/2018
Notary Public

PENNY T. JONES NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have audited the accompanying statement of financial condition of FinTrust Brokerage Services, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, statement of changes in subordinated liabilities and cash flows for the year then ended. These financial statements are the responsibility of FinTrust Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FinTrust Brokerage Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of FinTrust Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of FinTrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	169,034
Deposit with clearing broker		75,000
Receivable with clearing broker		44,250
Investment		40,000
Accounts receivable		38,124
Total current assets		366,408
OTHER ASSETS:		
Deposits		15,233
Total other assets		15,233
TOTAL	$	381,641

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	3,013
Due to clearing broker		211
Payroll payable		106,615
Total current liabilities		109,839
SUBORDINATED LOAN - secured demand note		40,000
TOTAL		149,839
MEMBER'S EQUITY		231,802
TOTAL	$	381,641

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

FEE REVENUE	$	2,079,008
OPERATING EXPENSES:		
Compensation and benefits		1,349,653
Rent		58,821
Regulatory licensing and compliance fees		31,157
Legal and professional fees		53,971
Travel		4,953
Computer and technology		89,354
Meals and entertainment		2,199
Telephone		5,408
Taxes and licenses		5,287
Insurance		12,479
Clearing expense		205,854
Other		123,070
Total expenses	$	1,942,206
NET INCOME	$	136,802

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY, JANUARY 1	$	332,770
Member's Contributions		50,000
Member's Distributions		(287,770)
Net income		136,802
MEMBER'S EQUITY, DECEMBER 31	$	231,802

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LOANS, JANUARY 1	$	40,000
Increases		-
Decreases		-
SUBORDINATED LOANS, DECEMBER 31	$	40,000

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net income	$	136,802
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts receivable		(151)
Increase in clearing broker receivable		(25,344)
Decrease in goodwill		15,447
Decrease in deposits		1,853
Increase in payroll payable and accounts payable		88,700
Decrease in due to parent		(111,968)
Decrease in due to clearing broker		(2,120)
Net cash provided by operating activities		103,219
FINANCING ACTIVITIES:		
Member's contributions		50,000
Member's distributions		(287,770)
Net cash used by financing activities		(237,770)
NET DECREASE IN CASH		(134,551)
CASH AT BEGINNING OF YEAR		303,585
CASH AT END OF YEAR	$	169,034

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FinTrust Brokerage Services, LLC, a South Carolina limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognization of a tax benefit previously recognized results in

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. For the year ended December 31, 2015, the Company incurred $8,369 of advertising costs.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. GUARANTEES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2015 the Company experienced no material net losses as result of the indemnity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $218,279, which was $168,279 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 50.32% at December 31, 2015.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2015.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement, the Company pays its member a monthly fee for the use of office facilities, employee sharing, including furniture, equipment and other administrative services. The amount incurred under this agreement for the year ended December 31, 2015 was $1,481,082, which is included within various operating expense line items on the accompanying Statement of Operations. As of December 31, 2015, the Company has recorded a payable to its member for $106,615 which is recorded as payroll payable in the accompanying statement of financial condition.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

8. INVESTMENT DISCLOSURE

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015:

Fair Value Measurement on a Recurring Basis
As of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$40,000	- 0-	-0-	$40,000

The fair value above approximates cost and the Company uses the cost as fair value as there was no significant gain and the investments. The investments are restricted under the security agreement as referenced in note 9.

9. SECURED DEMAND NOTE

The Company entered into a secured demand note agreement with Mr. Allen Gillespie on January 31, 2014 with an initial termination date of January 31, 2015. The agreement has been renewed through January 31, 2017. Mr. Gillespie pledged $15,000 in cash and 1,000 shares of BP stock as collateral for the note. There has been no interest paid to date as interest does not accrue with this agreement.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

		SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	231,802
ADDITIONS		
Subordinated loans		40,000
DEDUCTIONS AND/OR CHARGES:		
Blockage		(155)
Non-allowable assets:		
Accounts receivable		(38,124)
Deposits		(15,233)
Haircuts		(10)
NET CAPITAL	$	218,280
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		3,224
Payroll payable		106,615
Total aggregate indebtedness	$	109,839
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	50,000
Excess net capital		168,280
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital		158,280
Percentage of aggregate indebtedness to net capital		50.32%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	218,280
Net Capital as reported in the preceding calculation	$	218,280

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

DECEMBER 31, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have reviewed management's statements, included in FinTrust Brokerage Services, LLC's Annual Exemption Report, in which (1) FinTrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinTrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) FinTrust Brokerage Services, LLC stated that FinTrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FinTrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinTrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2016

goldman & COMPANY, C.P.A.'S

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

FINTRUST℠

INVESTMENT ADVISORS

EXEMPTION REPORT

FinTrust Brokerage Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Allen R. Gillespie

Name

[signature]

Authorized Signature

Chief Compliance Officer

Title

2-9-16

Date

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
FinTrust Brokerage Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by FinTrust Brokerage Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FinTrust Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7. FinTrust Brokerage Services, LLC's management is responsible for FinTrust Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1937**********************MIXED AADC 220
049514 FINRA DEC
FINTRUST BROKERAGE SERVICES LLC
124 VERDAE BLVD STE 504
GREENVILLE SC 29607-3847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Allen Gillespie 864-288-2849

2. A. General Assessment (item 2e from page 2) $ 3743.14
   B. Less payment made with SIPC-6 filed (exclude interest) (1629.48)
   7/31/15
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 2113.66
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,113.66
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,113.66
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTrust Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February, 2016.

Principal & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,079,008
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	375,384
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	205,854
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	59
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 457	
Enter the greater of line (i) or (ii)	457
Total deductions	581,754
2d. SIPC Net Operating Revenues	$ 1,497,254
2e. General Assessment @ .0025	$ 3,743.14

(to page 1, line 2.A.)